Argo Group International Holdings, Ltd.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

October 8, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dana Hartz
Jim B. Rosenberg

Ladies and Gentlemen:

Argo Group International Holdings, Ltd. (the “Company”) is in receipt of your comment letter dated September 24, 2008, pursuant to which you provided comments to the Company’s Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for the quarterly period ended June 30, 2008 and Form 8-K filed July 30, 2008 (File No. 001-15259). As we discussed, the Company will provide a written response to the comments to the Form 8-K not later than October 17, 2008, and will provide a written response to the remaining comments not later than November 17, 2008.

If you have any questions or wish to discuss any matter with regard to this letter, please contact me at (441) 278-3727 or Mark Haushill at (210) 321-8450.

Thank you for your assistance in this matter.

Sincerely,

/s/ Jay S. Bullock
Jay S. Bullock Executive Vice President and Chief Financial Officer